UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 CENTRAL PUERTO S.A

Central Puerto 3Q24 Earnings Release

Buenos Aires, November 8th - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), the largest private sector power generation companies in Argentina, reports its consolidated financial results for the Third Quarter 2024 (“3Q24”), ended on September 30th, 2024.

A conference call to discuss the 3Q24 results will be held on November 11th, 2024, at 10 AM Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of September 30th, 2024, include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods reported for comparative purposes. Growth comparisons refer to the same periods of the previous year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the period ended on September 30th, 2024, is not comparable to the Financial Statements previously published by the company. However, we presented some figures converted from Argentine Pesos to U.S. dollars for comparison purposes only. The exchange rate used to convert Argentine Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars for the end of each period. The information presented in U.S. dollars is for the convenience of the reader only and may defer if such conversion for each period is performed at the exchange rate applicable at the end of the latest period. You should not consider these translations to be representations that the Argentine Peso amounts actually represent these U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the period ended on September 30th, 2024, and the notes thereto, which will be available on the Company’s website.

A. Regulatory Updates and News

Resolution SE N°151/2024

On July 8th, 2024, the Secretariat of Energy cancelled the so called Terconf, a thermal generation tender aiming to increase the thermal power supply and its reliability. Central Puerto had been awarded with 516 MW allocated in Central Costanera.

Resolution SE N°193/2024

On August 1st, 2024, the Secretariat of Energy updated remuneration prices for energy and power of generation units not committed in a PPA (spot market). Remuneration values increased 3% since August 1st, 2024.

Extension of Operation for Piedra del Águila Hydroelectric Complex

On August 12, 2024, Presidential decree No. 718/2024 was published in the Official Gazette, extending Central Puerto's concession to operate Piedra del Águila Hydroelectric Complex for one more year. The decree also stated that within 180 days after its issuance date, the Secretary of Energy would call for a national and international public tender looking to grant a new 30 year concession for Comahue hydroelectric plants.

Resolution SE N°233/2024

On August 29 th, 2024, the Secretariat of Energy updated remuneration prices for energy and power of generation units not committed in contracts (spot market). The resolution replaced Annexes I to V of Resolution N°193/2024 and increased remuneration values by 5% starting September 1st, 2024.

Resolution SE N°285/2024

On September 27 th, 2024, the Secretariat of Energy updated remuneration prices for energy and power of generation units not committed in a PPA (spot market). This resolution replaced Annexes I to V of Resolution N°233/2024 and established a 2,7% increase in remuneration values effective from October 1st, 2024.

Resolution SE N°294/2024

On October 1st, 2024, the Secretariat of Energy published Resolution N°294 in the Official Gazette, establishing a contingency plan for the electricity sector aiming to mitigate possible critical situations (“Contingency Plan for critical months of the period 2024/2026”). The plan covers the period December 2024 – March 2026 and states action plans for generation, transmission and distribution, as well as for large users demand. Regarding generation, an “additional, complementary and exceptional” remuneration for power and energy is stablished, with the aim of ensuring the availability of equipment in critical months and hours. The scheme is for thermal power plants located in critical nodes that do not have MEM supply contracts (PPAs) and that have not adhered to Resolution 59/23 (for combined cycles). Generators included in this universe are invited to adhere to a “Power Availability Commitment and Reliability Improvement” (the Commitment). The Commitment establishes an Availability Price Agreement (USD/MW 2,000) that is affected by a node criticality factor, which can vary between 0.75 and 1.25, being the final remuneration obtained by the generator affected by the real availability of the generation units.

The units belonging to the Group that are eligible to adhere to this resolution are the steam turbines located in Buenos Aires and Luján de Cuyo, the gas turbines located in Luján de Cuyo and the Brigadier López thermal power plant. For Central Puerto, the additional remuneration varies from USD/MW 2,000 to USD/MW 2,500 depending on months and units considered.

Resolution SE N°20/2024

On November 1st, 2024, the Secretariat of Energy and Mining published Resolution N°20/2024 in the Official Gazette. This resolution updated the remuneration values for power and energy generation of units not committed in contracts. It replaced Annexes I to V of Resolution N°285/2024 and established a 6% increase in remuneration values effective from November 1st, 2024.

Dividend Payment

The Board of Directors of Central Puerto S.A. has decided to pay Dividends, distributing $39.47 per share.

Investment projects currently in execution: San Carlos solar farm and Brigadier Lopez Combined Cycle

Both projects are on schedule and on budget. The works are being carried out as planned and at a good pace, without setbacks. The solar farm is expected to be completed by the second quarter of 2025 whereas the combined cycle COD is planned for the fourth quarter of 2025.

B. Argentine Market Overview

The table below sets forth key Argentine energy market data for 3Q24 compared to 2Q24 and 3Q23.

	3Q24	2Q24	3Q23	Δ % 3Q24/ 3Q23	9M24	9M23	Δ % 9M24/ 9M23
Installed capacity (MW; EoP1)	42,919	43,602	43,452	(1%)	42,919	43,452	(1%)
Thermal	25,165	25,115	25,405	(1%)	25,165	25,405	(1%)
Hydro	9,639	10,834	10,834	(11%)	9,639	10,834	(11%)
Nuclear	1,755	1,755	1,755	0%	1,755	1,755	0%
Renewable	6,360	5,898	5,458	17%	6,360	5,458	17%
Installed capacity (%)	100%	100%	100%	N/A	100%	100%	N/A
Thermal	59%	58%	58%	0 p.p.	59%	58%	1 p.p.
Hydro	22%	25%	25%	(2 p.p.)	22%	25%	(3 p.p.)
Nuclear	4%	4%	4%	0 p.p.	4%	4%	1 p.p.
Renewable	15%	14%	13%	2 p.p.	15%	13%	3 p.p.
Energy Generation (GWh)	34,888	33,811	35,861	(3%)	107,986	106,536	1%
Thermal	18,782	17,620	16,557	13%	57,757	58,852	(2%)
Hydro	8,017	7,839	12,026	(33%)	24,912	27,218	(8%)
Nuclear	2,378	3,373	2,233	6%	8,977	6,152	46%
Renewable	5,711	4,979	5,045	13%	16,340	14,314	14%
Energy Generation (%)	100%	100%	100%	N/A	100%	100%	N/A
Thermal	54%	52%	46%	7 p.p.	53%	55%	(2 p.p.)
Hydro	23%	23%	34%	(10 p.p.)	23%	26%	(3 p.p.)
Nuclear	7%	10%	6%	0 p.p.	8%	6%	3 p.p.
Renewable	16%	15%	14%	2 p.p.	15%	13%	2 p.p.
Energy Demand (GWh)	35,635	33,444	35,195	1%	106,977	107,626	(1%)
Residential	17,139	15,630	16,673	3%	51,083	50,581	1%
Commercial	9,316	9,026	9,459	(2%)	28,771	29,352	(2%)
Major Demand (Industrial/Commercial)	9,180	8,788	9,063	1%	27,123	27,693	(2%)
Energy Demand (%)	100%	100%	100%	N/A	100%	100%	N/A
Residential	48%	47%	47%	0 p.p.	48%	47%	1 p.p.
Commercial	26%	27%	27%	(0 p.p.)	27%	27%	(1 p.p.)
Major Demand (Industrial/Commercial)	26%	26%	26%	0 p.p.	25%	26%	(1 p.p.)

Source: CAMMESA; company data. Figures are rounded.

(1)	As of September 30th, 2024.

Installed Power Generation Capacity: By the end of the third quarter of 2024 (3Q24), the country’s installed capacity reached 42,919 MW, which means a decrease of 1% (or 533 MW) compared to the 43,452 MW recorded as of September 30th, 2023. The variation results from the installation of new power facilities, a reduction in installed capacity and adjustments to the actual installed capacity of certain machines. The contraction of 533 MW is decomposed as follows: (i) +902 MW of renewable sources, of which +621 MW corresponds to wind farms (271 MW of new plants installed during the 3Q24), +273 MW to solar plants (76 MW of new capacity installed during the 3Q24) and +8 MW to biogas power plants; (ii) a reduction of 1,195 MW in hydraulic sources and (iii) a net decrease of 240 MW in thermal sources, where (295 MW) corresponds to gas turbines, (470 MW) to steam turbines and (99 MW) to diesel engines, being all partially offset by +624 MW in combined cycles. The decline of 1,195 MW in hydro installed capacity is basically explained by a reassessment of Yacyretá’s power available for Argentina and Paraguay. Since August 2024, 50% of Yacyreta’s installed capacity is allocated to Argentina, whereas it used to be approximately 88% before then.

Power generation & demand : During the 3Q24, energy demand increased 1% to 35,635 GWh compared to 35,195 GWh recorded during the 3Q23, which is basically explained by a rise in residential consumption due to weather conditions. Colder temperatures during July and August of this year vis-à-vis same months of 2023 prompted higher retail consumption, which shrank in September as a result of milder temperatures compared to equal month of 2023. End to end, residential consumption rose 3%. With regards to major demand, a slightly higher consumption was recorded, specially for wholesale major demand, which was boosted by stronger economic activity. The trend is similar to residential pattern: positive YoY growth rates during July and August then decreasing in September.

On the other hand, generation decreased 3% during the quarter on a year-over-year (YoY) basis. The decrease was driven by hydro generation (-33%). Renewable and thermal generation both rose 13%, and nuclear generation grew 7%.

Hydro generation shrank due to a combination of two factors: i) the aforementioned change in the allocation of Yacyretá’s installed capacity and energy generation upon Paraguay’s claim and ii) a reduction of river flows. In this regard, the contraction was as follows: 60% in Neuquén River, 55% in the Collón Curá River, 38% in the Limay River, 26% in the Uruguay River and 22% in the Paraná River. As it was previously stated, Paraguay historically consumed a smaller portion of the energy produced at Yacyretá: while this country took only 15% of the generated energy in 2023, this year it started to take its full 50% share, leaving Argentina with a smaller portion of the generated energy.

Nuclear supply growth 7% basically as a result of higher availability and generation of Atucha II. This performance was partially offset by Embalse Power Plant, which entered into maintenance shutdown in September and resumed operations in October.

The increase in energy generation from renewable sources was driven mainly by the impact of new installed capacity.

Finally, there was an increase in thermal generation to cope with higher energy demand. Despite the slight decrease in availability (71% on average during the 3Q24 vs 73% on average during the same period of 2023), generation rose 13% YoY. The growth in thermal generation led to higher fuel consumption: 66% of gas oil, 9% of natural gas and 3% fuel oil. The breakdown of availability levels shows that combined cycles figures increased 4%, from 90% to 94%, while gas and steam turbines decreased 4%, from 61% to 57%.

Additionally, the electricity trade balance resulted in a net import situation during the whole quarter, with a peak in August: YoY, net import values were 32% higher in July and 339% higher in August while it was significantly reduced in September.

Energy Demand per type (TWh)

Local energy Demand (TWh)

C. Central Puerto S.A.: Main operating metrics

The table below sets forth key operating metrics of the Central Puerto group for 3Q24, compared to 2Q24 and 3Q23:

	3Q24	2Q24	3Q23	Δ % 3Q24/ 3Q23	9M24	9M23	Δ % 9M24/9M23
Energy Generation (GWh)	5,685	4,985	5,721	(1%)	16,189	15,605	4%
Thermal	3,832	3,604	3,166	21%	11,709	10,966	7%
Hydro	1,405	978	2,151	(35%)	3,190	3,502	(9%)
Wind	386	354	404	(4%)	1,099	1,137	(3%)
Solar	61	48	-	N/A	192	-	N/A
Installed capacity (MW)	6,703(1)	6,703(1)	7,113	(6%)	6,703	7,113	(6%)
Thermal	4,783	4,783	5,298	(10%)	4,783	5,298	(10%)
Hydro	1,441	1,441	1,441	0%	1,441	1,441	0%
Wind	374	374	374	0%	374	374	0%
Solar	105	105	-	N/A	105	-	N/A
Thermal availability
Central Puerto CC	91%	94%	85%	6%	86%	83%	3%
Central Puerto turbines	72%	72%	76%	(4%)	86%	83%	3%
Steam production (Ktn)	880	600	498	77%	2,206	1,586	39%

Source: CAMMESA; company data.

Thermal availability(1)
(%)

(1)     Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

During 3Q24, Central Puerto’s power generation slightly decreased 1% to 5,685 GWh, compared to 5,721 GWh in 3Q23.

This minor decline was influenced by various factors across different energy sources.

Hydro energy generation from Piedra del Aguila drop 35%, reaching 1,405 GWh from 2,151 GWh in 3Q23. This decline was primarily due to a 55% reduction in water levels of the Collón Curá River, which resulted in lower availability of water for generation.

Regarding renewable generation, there are mixed results. Wind generation decreased 4%, reaching 386 GWh in 3Q24 compared to 404 GWh in the same period of 2023. This decline was mainly due to lower wind resource and also to some maintenance works, including those performed in several blades of La Castellana II, which were damaged by a storm in December 2023. On the other hand, solar energy generation reached 61 GWh in 3Q24 with full impact during the quarter since there is no comparable data for 3Q23.

Thermal generation increased 21% during 3Q24 compared to 3Q23, reaching 3,832 GWh from 3,166 GWh. The growth was mainly due to higher dispatch of some units at Puerto site and higher availability and dispatch at Costanera site. Cogeneration units in Luján de Cuyo and Brigadier Lopez open cycle also had higher availability and dispatch.

Finally, steam production rose 77% during 3Q24, reaching 880 thousands of tons compared to 498 in 3Q23. This growth was driven by a 124% rise at San Lorenzo cogeneration plant and a 25% growth at Lujan de Cuyo facility. The surge at Lujan de Cuyo was primarily due to higher availability of gas turbines, following the completion of a maintenance program in mid-2023, and increased demand from YPF. A higher demand from San Lorenzo’s client was also recorded.

D. 3Q24 Analysis of Consolidated Results

Main financial magnitudes of continuing operations (1) (2) (3)

(1)	The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate reported by the Central Bank (Communication “A” 3500) as of 9/30/2024 (AR$970.92 to US$1.00), 6/30/2024 (AR$911.75 to US$1.00), and 9/30/2023 (AR$350.01 to US$1.00), as appropriate.
(2)	See “Disclaimer-EBITDA & Adjusted EBITDA” on page 25 for further information.
(3)	Central Costanera revenues are not affected by COSTTV04 and COSTTV06 disconnection.

During 3Q24, revenues totaled US$185 million, increasing 14% or US$23 million compared to US$162 million in 3Q23.

This was mainly due to a combination of:

(i)	An 11% or US$10 million increase in spot market revenues, which amounted to US$93 million in 3Q24 compared to US$83 million in 3Q23, driven by:
a.	A cash effect on the gap between currency devaluation and spot remuneration increases.

b.	Higher thermal generation (specially in Brigadier Lopez, Puerto and Costanera sites).
c.	Higher availability of thermal units (specially in Costanera site and Brigadier Lopez).
d.	Non-cash effect on the gap between currency devaluation and inflation.
(ii)	A 12% or US$7 million increase in sales under contracts, which totaled US$71 million in 3Q24 compared to US$64 million in 3Q23, driven by:
a.	The solar farm acquired in Oct-23 (Guañizuil II).
b.	Higher availability and energy sales of cogeneration units (Luján de Cuyo and San Lorenzo plants).
c.	A non-cash effect on the gap between currency devaluation and inflation.

Being all partially offset by lower wind generation (mainly due to extraordinary maintenance in some blades of La Castellana II).

(iii)	A 41% or US$4 million increase in steam sales, driven by higher steam production in both Luján de Cuyo and San Lorenzo facilities, as a consequence of higher demand from clients.
(iv)	A 60% or US$2 million increase in forestry activity revenues.
(v)	An 81% or US$1 million increase in resale of gas transport and distribution capacity revenues.

Operating cost, excluding depreciation and amortization, in 3Q24 amounted to US$61 million, increasing 1% or US$1 million when compared to US$60 million in 3Q23.
Production costs increased primarily due to a rise in: (i) insurance and compensation to employees, being both mostly impacted by the real appreciation of the Argentine Peso On the other hand, production costs were also negatively impacted by a non-cash effect on the gap between currency devaluation and inflation.

SG&A, excluding depreciations and amortizations, increased 20% or US$3 million to US$16 million from US$14 million in 3Q23.

The increase in SG&A during the quarter was mainly due to higher: (i) fees and compensation for services (one-time projects) and (ii) compensation to employees, being both mostly impacted by the real appreciation of the Argentine Peso.

Similar to production costs, SG&A were also negatively impacted by a non-cash effect due to the gap between currency devaluation and inflation.

Other operating results net in 3Q24 were positive in US$20 million, diminishing 79% or US$75 million compared to 3Q23.

This is mainly explained by lower (i) interest from clients, due to lower CAMMESA delays and (ii) FX differences (income).

Additionally, there was a negative non-cash effect due to the gap between currency devaluation and inflation.

Consequently, Consolidated Adjusted EBITDA ([1]) amounted to US$93 million in 3Q24, compared to US$93 million in 3Q23.

Consolidated Net financial results in 3Q24 were negative in US$16 million compared to a loss of US$24 million in 3Q23, which means an improvement of US$8 million. This was mainly driven by lower foreign exchange differences on financial liabilities and lower bank commissions, partially offset by lower interest earned and a reduction in net income on financial assets.

Loss on net monetary position in 3Q24 measured in US dollars amounted to US$4 million, being 95% lower than the US$84 million loss in 3Q23, driven by the significantly lower inflation rates during 3Q24 vis-à-vis 3Q23.

Profit/Loss on associate companies was positive in US$8 million compared to a US$3 million gain in 3Q23. Additionally, there was a Gain on fair value valuation of acquisitions of US$2 million during 3Q24 as a consequence of the investment made by our subsidiary Proener in AbraSilver Resource Corp in May 2024.

Income tax in 3Q24 was negative in US$28 million compared to, also negative, US$19 million in 3Q23 due to basically a higher income before tax.

Finally, Net Income in 3Q24 amounted to US$40 million, compared to US$20 million of 3Q23.

(1) See “Disclaimer-EBITDA & Adjusted EBITDA” on page 25 for further information.

Adjusted EBITDA Reconciliation (1)

Financial Situation

As of September 30th, 2024, the Company and its subsidiaries had Cash and Cash Equivalents of US$7 million, and Other Current Financial Assets of US$238 million.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Cash Flows of 9M24

Net cash provided by operating activities was US$184 million during 9M24. This cash flow arises mainly from (i) US$165 million of net income for the period before income tax; (ii) US$30 million in collection of interest from clients; (iii) adjustments to reconcile profit for the period before income tax with net cash flows of US$22 million; and (iv) US$1 million in insurance recovery; partially offset by (v) US$21 million in working capital variations (accounts payables, accounts receivables, inventory, and other non-financial assets and liabilities); and (vi) US$13 million in income tax and other taxes payments.

Net cash used by investing activities was US$119 million during 9M24. This amount is mainly explained by US$79 million in acquisitions of property, plant, and equipment and inventory and US$49 million in acquisitions of other financial assets, net, being partially offset by US$8 million generated by dividends received and US$1 million from the sale of property, plant, and equipment.

Net cash used by financing activities was US$78 million in the 9M24. This is basically the result of (i) US$107 million in long-term debt repayments; (ii) US$32 million in interest and other long-term debt costs paid; and (iii) US$14 million in dividends paid, being partially offset by (iv) US$61 million in long-term loans received and (v) US$14 million in net overdrafts received.

The net decrease in cash and cash equivalents was US$12 million. The exchange difference and other financial results was US$0.5 million while the monetary loss on cash and cash equivalents due to the change in purchasing power of the currency was US$4 million. Hence, given that Cash and cash equivalents as of January 1, 2024, was US$24 million, as of September 30, 2024 it ended-up at US$7 million.

The following table shows the company's principal maturity profile as of September 30, 2024, expressed in millions of dollars:

Debt Maturity schedule(1)(2) (US$ mm.)

(1)	As of September 30th, 2024.
(2)	Considers only principal maturities. Does not considering accrued interest.

E. Tables

a.	Consolidated Statement of Income

The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate reported by the Central Bank (Communication “A” 3500) as of 9/30/2024 (AR$970.92 to US$1.00), 6/30/2024 (AR$911.75 to US$1.00), 3/31/2024 (AR$857.42 to US$1.00), and 9/30/2023 (AR$350.01 to US$1.00), as appropriate.

b.	Consolidated Statement of Financial Position

Consolidated Statement of Financial Position *(unaudited figures)*	in AR$ millions 9M24	12M23	in US$ millions 9M24	12M23
Assets				
Non-current assets				
Property, plant, and equipment	1,543,745	1,529,866	1,590	939
Intangible assets	30,075	32,164	31	20
Biological Assets	190,334	179,895	196	110
Investment in associates	77,781	69,263	80	42
Inventories	10,880	12,058	11	7
Other non-financial assets	2,205	613	2	0
Trade and other receivables	145,352	311,639	150	191
Other financial assets	53,914	78,094	56	48
Deferred tax asset	7,990	25,527	8	16
	2,062,277	**2,239,120**	**2,124**	**1,374**
Current assets				
Biological Assets	11,983	13,624	12	8
Inventories	26,625	18,021	27	11
Other non-financial assets	22,146	24,634	23	15
Trade and other receivables	211,326	325,110	218	199
Other financial assets	231,329	181,096	238	111
Cash and cash equivalents	6,739	27,154	7	17
	510,149	**589,641**	**525**	**362**
Total Assets	**2,572,426**	**2,828,760**	**2,649**	**1,736**
Equity and liabilities				
Equity				
Capital stock	1,514	1,514	2	2
Adjustment to capital stock	499,297	499,297	514	305
Legal reserve	98,097	83,175	101	51
Voluntary reserve	698,087	698,087	719	428
Shareholder Contribution	(37,908)	(45,414)	(39)	(28)
Optional reserve for future dividend distribution	416,731	147,801	429	91
Retained earnings	77,441	298,380	80	183
Equity attributable to shareholders of the parent	**1,753,259**	**1,682,839**	**1,806**	**1,033**
Non-controlling interests	54,173	43,846	56	27
Total Equity	**1,807,432**	**1,726,685**	**1,862**	**1,059**
Non-current liabilities				
Accounts Payable Trade and Other Accounts Payable	1,269	-	1	-
Other non-financial liabilities	26,214	56,600	27	35
Other loans and borrowings	318,858	577,275	328	354
Compensation and employee benefits liabilities	7,009	6,671	7	4
Provisions	1,168	3,899	1	2
Deferred income tax liabilities	170,737	159,580	176	98
	525,255	**804,026**	**541**	**493**
Current liabilities				
Trade and other payables	69,617	100,394	72	62
Other non-financial liabilities	33,808	51,641	35	32
Other loans and borrowings	64,298	98,393	66	60
Compensation and employee benefits liabilities	28,986	31,702	30	19
Income tax payable	40,413	12,646	42	8
Provisions	2,615	3,274	3	2
	239,738	**298,050**	**247**	**183**
Total liabilities	**764,993**	**1,102,075**	**788**	**676**
Total equity and liabilities	**2,572,426**	**2,828,760**	**2,649**	**1,736**

The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate reported by the Central Bank (Communication “A” 3500) as of 9/30/2024 (AR$970.92 to US$1.00), 6/30/2024 (AR$911.75 to US$1.00), 3/31/2024 (AR$857.42 to US$1.00), and 9/30/2023 (AR$350.01 to US$1.00), as appropriate.

c.	Consolidated Statement of Cash Flow

Consolidated Statement of Cash Flow	In AR$ Millions		In US$ Millions	
(unaudited figures)	30-sep-24	30-sep-23	30-sep-24	30-sep-23
Operating activities				
Income for the period before income tax	160,616	76,165	165	70
Adjustments to reconcile income for the period before income tax to net cash flows:				
Depreciation of property, plant, and equipment	77,853	90,618	80	84
Amortization of intangible assets	2,090	9,120	2	8
Income from sale of property, plant and equipment and inventory	(47)	(173)	(0)	(0)
Recovery (Charge) for discount of tax credits	(10)	2,895	(0)	-
Interest earned from customers	(25,008)	(55,089)	(26)	(48)
Financial income	(63,647)	(221,012)	(66)	(204)
Financial expenses	124,781	303,701	129	281
Insurance recovery	(4,533)	-	(5)	-
Share of the profit of associates	(11,026)	(3,339)	(11)	(3)
Result from investments in entities measured at fair value	(2,773)	-	(3)	-
Movement in accruals and charge to long-term employee benefit plan	9,455	4,935	10	5
Revaluation of biological assets	(11,907)	(53,640)	(12)	(50)
Foreign exchange difference for trade receivables	(40,702)	(178,074)	(42)	(165)
Cammesa Agreement	11,426	-	12	-
Loss on net monetary position	(44,372)	174,553	(46)	161
Working capital adjustments:				
Increase/Decrease in trade and other receivables	42,819	67,442	44	62
Increase/Decrease in other non-financial assets, inventories and biological assets	(4,605)	6,212	(5)	6
Increase/Decrease in trade and other payables, other non-financial liabilities, and liabilities from employee benefits	(58,783)	(26,693)	(61)	(25)
Interest received from customers	28,933	45,567	30	42
Income tax paid	(12,916)	(56,728)	(13)	(54)
Fiscal interest paid	-	(1,979)	-	-
Collected Insurance Recovery	1,330	238	1	0
Net cash flows provided by operating activities	**178,973**	**184,721**	**184**	**171**
Investing activities				
Purchase of property, plant and equipment and intagible assets	(76,961)	(15,443)	(79)	(14)
Shares buyback	-	(1,863)	-	(2)
Dividends received	7,538	2,383	8	2
Sale of property, plant and equipment	1,034	-	1	-
Aquisition of other financial assets, net	(47,288)	(1,932)	(49)	(2)
Acquisition of subsidiaries and associates, net of the cash acquired	-	(67,440)	-	(62)
Net cash flows used in investing activities	**(115,676)**	**(84,295)**	**(119)**	**(78)**
Financing activities				
Procurement / Cancellation of advances in bank checking accounts and principal accounts, net	13,617	(2,648)	14	(2)
Loans received	59,803	44,787	62	41
Loans cancelled	(103,974)	(85,935)	(107)	(79)
Payment for bond buybacks	-	(13,051)	-	(12)
Interests and other loan costs paid	(31,036)	(30,548)	(32)	(28)
Dividends paid	(13,768)	(4,590)	(14)	(4)
Net cash flows used in financing activities	**(75,358)**	**(91,984)**	**(78)**	**(85)**
Increase/Decrease in cash and cash equivalents	**(12,062)**	**8,442**	**(12)**	**8**
Exchange difference and other financial results	466	21,873	0	20
Monetary results effect on cash and cash equivalents	(8,818)	(25,441)	(5)	(24)
Cash and cash equivalents as of January 1	27,154	58,027	24	54
Cash and cash equivalents at closing	**6,740**	**62,900**	**7**	**58**

The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate reported by the Central Bank (Communication “A” 3500) as of 9/30/2024 (AR$970.92 to US$1.00), 6/30/2024 (AR$911.75 to US$1.00), 3/31/2024 (AR$857.42 to US$1.00), and 9/30/2023 (AR$350.01 to US$1.00), as appropriate.

F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s 3Q 2024 results on November 11, 2024, at 10:00 AM ET.

The conference will be hosted by Mr. Fernando Bonnet, Chief Executive Officer, Enrique Terraneo, Chief Financial Officer and Alejandro Diaz Lopez, Investor Relations Officer.

To access the conference call:

Webcast URL:

https://mzgroup.zoom.us/webinar/register/WN_WnQAr0XYQzGrfDLpNrv3YA#/registration

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company’s website under the Investor Relations section.

You may find additional information on the Company at:

•	https://investors.centralpuerto.com/
•	www.sec.gov
•	www.cnv.gob.ar

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

•	“BCRA” refers to Banco Central de la República Argentina, Argentina’s Central Bank,
•	“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;
•	“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;
•	“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), Distribuidora de Gas del Centro (“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);
•	“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 9/24;
•	“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;
•	“p.p.”, refers to percentage points;
•	“PPA” refers to power purchase agreements.

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Relations website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.govwww.sec.gov).

EBITDA & ADJUSTED EBITDA

In this release, EBITDA, a non-IFRS financial measure, is defined as net income for the period, plus finance expenses, minus finance income, minus share of the profit (loss) of associates, plus (minus) losses (gains) on net monetary position, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA refers to EBITDA excluding impairment on property, plant & equipment, foreign exchange difference and interests related to FONI trade receivables and variations in fair value of biological asset.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors, and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;
•	Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;
•	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;
•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;
•	although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

•	other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

All the information presented must be considered as consolidated unless otherwise specified.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 8, 2024	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact